Exhibit 99.1

Pacific Drilling Announces Fourth-Quarter and Full-Year 2018 Results

▪	Pacific Bora contract extended by Nigerian Agip Exploration Limited, a subsidiary of Eni
▪	Total E&P Senegal contracted the Pacific Santa Ana
▪	Chevron extends the Pacific Sharav contract in the US Gulf of Mexico
▪	Revenue efficiency of 99.8% for the fourth quarter and 97.8% for the full year 2018
▪	Pacific Drilling Board and Shareholders approved $15 million share repurchase program

LUXEMBOURG, March 11, 2019—Pacific Drilling S.A. (NYSE: PACD) (“Pacific Drilling” or the “Company”) today reported results for the fourth quarter of 2018.

Pacific Drilling CEO Bernie Wolford commented, “Although market conditions continue to be challenging, we delivered exceptional operational performance with 99.8% revenue efficiency for the quarter. The Pacific Drilling team continues to be recognized by world-class clients for our ability to deliver industry-leading operational performance. Pacific Bora’s work in Nigeria was extended by Nigerian Agip Exploration Limited, a subsidiary of Eni, Pacific Sharav’s work in the U.S. Gulf of Mexico was extended by Chevron and Pacific Santa Ana secured new work with Total E&P Senegal in Senegal. Although current dayrates remain challenging, we see an increase in contracting activity compared to 2018. We remain focused on securing additional backlog for our currently operating fleet of three rigs and believe we will have several opportunities to contract one of our smart-stacked rigs before year-end.”

Mr. Wolford continued, “Following our emergence from Chapter 11 on November 19, our leadership team placed heightened emphasis on cost control and G&A process optimization while ensuring that we continue to deliver the level of high-quality drilling services for which Pacific Drilling has become recognized in our industry. Cost reductions as a result of the organizational and process changes made will extend the benefits of our recapitalization and result in better margins as the market for deepwater drilling services improves.”

Fourth-Quarter 2018 Operational and Financial Commentary

Fourth-quarter 2018 contract drilling revenue was $59.6 million, which included $2.9 million of deferred revenue amortization. This compared to third-quarter 2018 contract drilling revenue of $56.7 million, which included $5.3 million of deferred revenue amortization. The increase in revenue resulted primarily from the Pacific Bora commencing its contract with Nigerian Agip Exploration Limited, a subsidiary of Eni.

Operating expenses for the fourth-quarter 2018 were $44.8 million compared to $44.2 million in the third-quarter 2018.

General and administrative expenses for the fourth quarter were $13.8 million, as compared to $10.9 million for the third-quarter 2018. The increase in general and administrative expenses was partially due to severance costs for two former members of executive management.

Upon emergence from bankruptcy on November 19, 2018 (“Plan Effective Date”), we adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or “Fresh Start Accounting.”  Under Fresh Start Accounting, our balance sheet on the Plan Effective Date reflects all of our assets and liabilities at fair value. We refer to the Company as the “Successor” for periods subsequent to November 19, 2018 and as the “Predecessor” for periods on or prior to November 19, 2018.

Net loss for the fourth-quarter 2018 was $1.8  billion, including $1,744.9 million of reorganization items of the Predecessor, of which ($2,514.1) million related to Fresh Start Accounting adjustments and $794.2 million resulted from gains on settlement of liabilities subject to compromise.

Adjusted EBITDA(a) for the fourth-quarter 2018 was $3.3 million, compared to $1.6 million in the third-quarter 2018.

Footnotes

(a)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

2019 Guidance

A schedule of Pacific Drilling’s 2019 guidance as of March 11, 2019 is available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Conference Call

Pacific Drilling will conduct a conference call at 10 a.m. Central time on Monday, March 12, 2019 to discuss fourth-quarter 2018 results. To participate in the March 12 call, please dial 1-800-479-1004 or +1 720-543-0206 and refer to confirmation code 1768290 five to 10 minutes prior to the scheduled start time. A replay of the call will be available on the company’s website or by dialing +1-888-203-1112 within North America or +1-719-457-0820 outside of North America and providing confirmation code 1768290.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our Registration Statement on Form F-1 filed with the SEC on December 18, 2018 and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Successor	Predecessor			Successor	Predecessor
	Period from	Period from	Three	Three	Period from	Period from
	November 20,	October 1,	Months	Months	November 20,	January 1,	Year	Year
	through	through	Ended	Ended	through	through	Ended	Ended
	December 31,	November 19,	September 30,	December 31,	December 31,	November 19,	December 31,	December 31,
	2018	2018	2018	2017	2018	2018	2017	2016

Revenues
Contract drilling	$28,489	$31,073	$56,673	$65,024	$28,489	$236,379	$319,716	$769,472
Costs and expenses
Operating expenses	(19,744)	(25,050)	(44,234)	(59,728)	(19,744)	(189,606)	(244,089)	(290,038)
General and administrative expenses	(4,245)	(9,572)	(10,947)	(22,448)	(4,245)	(50,604)	(87,134)	(63,379)
Depreciation and amortization expense	(27,277)	(38,187)	(70,125)	(69,894)	(27,277)	(248,302)	(278,949)	(275,901)
	(51,266)	(72,809)	(125,306)	(152,070)	(51,266)	(488,512)	(610,172)	(629,318)
Operating income (loss)	(22,777)	(41,736)	(68,633)	(87,046)	(22,777)	(252,133)	(290,456)	140,154
Other income (expense)
Interest expense	(10,904)	(29,046)	(45,446)	(27,438)	(10,904)	(106,632)	(178,983)	(189,044)
Write-off of deferred financing costs	—	—	—	—	—	—	(30,846)	—
Gain on debt extinguishment	—	—	—	—	—	—	—	36,233
Reorganization items	(1,300)	(1,743,556)	(30,599)	(6,474)	(1,300)	(1,799,664)	(6,474)	—
Interest income	1,008	428	1,019	895	1,008	3,148	2,717	362
Equity earnings in unconsolidated subsidiaries	392	—	—	—	392	—	—	—
Expenses to unconsolidated subsidiaries, net	(1,198)	—	—	—	(1,198)	—	—	—
Other income (expense)	526	350	(923)	(899)	526	(1,904)	(8,261)	(2,755)
Loss before income taxes	(34,253)	(1,813,560)	(144,582)	(120,962)	(34,253)	(2,157,185)	(512,303)	(15,050)
Income tax (expense) benefit	6,769	3,261	(201)	(8,770)	6,769	2,308	(12,863)	(22,107)
Net loss	$(27,484)	$(1,810,299)	$(144,783)	$(129,732)	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)

Loss per common share, basic	$(0.37)	$(84.72)	$(6.78)	$(6.08)	$(0.37)	$(100.89)	$(24.64)	$(1.76)
Weighted average number of common shares, basic	75,010	21,368	21,368	21,338	75,010	21,359	21,315	21,167
Loss per common share, diluted	$(0.37)	$(84.72)	$(6.78)	$(6.08)	$(0.37)	$(100.89)	$(24.64)	$(1.76)
Weighted average number of common shares, diluted	75,010	21,368	21,368	21,338	75,010	21,359	21,315	21,167

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	Successor	Predecessor
	December 31,	September 30,	December 31,
	2018	2018	2017

Assets:
Cash and cash equivalents	$367,577	$199,459	$308,948
Restricted cash	21,498	1,032,691	8,500
Accounts receivable, net	40,549	34,977	40,909
Other receivable	28,000	—	—
Materials and supplies	40,429	84,299	87,332
Deferred costs, current	482	11,623	14,892
Prepaid expenses and other current assets	8,667	10,214	14,774
Total current assets	507,202	1,373,263	475,355
Property and equipment, net	1,915,172	4,456,043	4,652,001
Long-term receivable	—	202,575	202,575
Receivable from unconsolidated subsidiaries	204,790	—	—
Intangible asset	85,053	—	—
Investment in unconsolidated subsidiaries	11,876	—	—
Other assets	24,120	26,742	33,030
Total assets	$2,748,213	$6,058,623	$5,362,961
Liabilities and shareholders’ equity:
Accounts payable	$14,941	$14,937	$11,959
Accrued expenses	25,744	56,187	36,174
Accrued interest	16,576	32,534	6,088
Deferred revenue, current	—	19,136	23,966
Total current liabilities	57,261	172,794	78,187
Long-term debt, net of current maturities	1,039,335	961,091	—
Payable to unconsolidated subsidiaries	4,400	—	—
Deferred revenue	—	—	12,973
Other long-term liabilities	28,259	30,494	32,323
Total liabilities not subject to compromise	1,129,255	1,164,379	123,483
Liabilities subject to compromise	—	3,084,836	3,087,677
Shareholders’ equity:
Common shares	750	214	213
Additional paid-in capital	1,645,692	2,368,070	2,366,464
Accumulated other comprehensive loss	—	(13,915)	(14,493)
Accumulated deficit	(27,484)	(544,961)	(200,383)
Total shareholders’ equity	1,618,958	1,809,408	2,151,801
Total liabilities and shareholders’ equity	$2,748,213	$6,058,623	$5,362,961

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Successor	Predecessor			Successor	Predecessor
	Period from				Period from
	November	Period from	Three	Three	November	Period from
	20,	October 1,	Months	Months	20,	January 1,	Year	Year
	through	through	Ended	Ended	through	through	Ended	Ended
	December	November	September	December	December	November	December	December
	31,	19,	30,	31,	31,	19,	31,	31,
	2018	2018	2018	2017	2018	2018	2017	2016

Cash flow from operating activities:
Net loss	$(27,484)	$(1,810,299)	$(144,783)	$(129,732)	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	27,277	38,187	70,125	69,894	27,277	248,302	278,949	275,901
Amortization of deferred revenue	—	(2,890)	(5,319)	(5,145)	—	(20,212)	(46,829)	(67,053)
Amortization of deferred costs	128	1,645	2,976	3,080	128	13,882	11,689	13,945
Amortization of deferred financing costs	—	1,639	—	—	—	1,639	24,889	18,786
Amortization of debt premium, net	(38)	—	—	—	(38)	—	940	1,279
Interest paid-in-kind	3,732	4,477	456	—	3,732	4,933	—	—
Write-off of deferred financing costs	—	—	—	—	—	—	30,846	—
Deferred income taxes	(6,507)	7,172	(661)	7,497	(6,507)	4,103	7,409	15,494
Share-based compensation expense	599	932	440	781	599	2,543	6,819	7,094
Gain on debt extinguishment	—	—	—	—	—	—	—	(36,233)
Other-than-temporary impairment of available-for-sale securities	—	—	—	682	—	—	6,829	—
Reorganization items	—	1,724,494	15,393	5,315	—	1,746,764	5,315	—
Changes in operating assets and liabilities:
Accounts receivable	(11,670)	6,096	2,616	(4,548)	(11,670)	12,028	53,713	73,428
Materials and supplies	(122)	499	1,078	1,999	(122)	3,532	6,187	2,564
Prepaid expenses and other assets	(11,177)	(39,254)	2,421	(10,327)	(11,177)	(32,962)	(20,457)	(29,276)
Accounts payable and accrued expenses	(16,490)	(20,808)	29,751	20,472	(16,490)	(10,096)	38,214	(24,843)
Deferred revenue	—	—	—	3,056	—	(481)	5,780	35,175
Net cash provided by (used in) operating activities	(41,752)	(88,110)	(25,507)	(36,976)	(41,752)	(180,902)	(114,873)	249,104
Cash flow from investing activities:
Capital expenditures	(2,697)	(3,544)	(4,292)	(3,883)	(2,697)	(18,624)	(36,645)	(52,625)
Deconsolidation of Zonda Debtors	—	(4,910)	—	—	—	(4,910)	—	—
Purchase of available-for-sale securities	—	—	—	—	—	—	(6,000)	—
Net cash used in investing activities	(2,697)	(8,454)	(4,292)	(3,883)	(2,697)	(23,534)	(42,645)	(52,625)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(126)	—	—	—	(126)	(4)	(199)	(89)
Proceeds from debtor-in-possession financing	—	—	50,000	—	—	50,000	—	—
Payments for debtor-in-possession financing	—	(50,000)	—	—	—	(50,000)	—	—
Proceeds from long-term debt	—	—	1,000,000	—	—	1,000,000	—	450,000
Payments on long-term debt	—	(1,136,478)	—	—	—	(1,136,478)	(146,473)	(110,832)
Proceeds from equity offerings	—	500,000	—	—	—	500,000	—	—
Payments for financing costs	(13,525)	(1,933)	(27,422)	—	(13,525)	(29,355)	(4,530)	(25,423)
Net cash provided by (used in) financing activities	(13,651)	(688,411)	1,022,578	—	(13,651)	334,163	(151,202)	313,656
Increase (decrease) in cash and cash equivalents	(58,100)	(784,975)	992,779	(40,859)	(58,100)	129,727	(308,720)	510,135
Cash, cash equivalents and restricted cash, beginning of period	447,175	1,232,150	239,371	358,307	447,175	317,448	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$389,075	$447,175	$1,232,150	$317,448	$389,075	$447,175	$317,448	$626,168

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, other-than-temporary impairment of available-for-sale securities, write-off of deferred financing costs, gain on debt extinguishment, equity earnings in unconsolidated subsidiaries, expenses to unconsolidated subsidiaries, net and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Successor	Predecessor			Successor	Predecessor
	Period from	Period from	Three	Three	Period from	Period from
	November 20,	October 1,	Months	Months	November 20,	January 1,	Year	Year
	through	through	Ended	Ended	through	through	Ended	Ended
	December 31,	November 19,	September 30,	December 31,	December 31,	November 19,	December 31,	December 31,
	2018	2018	2018	2017	2018	2018	2017	2016

Net loss	$(27,484)	$(1,810,299)	$(144,783)	$(129,732)	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Add:
Interest expense	10,904	29,046	45,446	27,438	10,904	106,632	178,983	189,044
Depreciation and amortization expense	27,277	38,187	70,125	69,894	27,277	248,302	278,949	275,901
Income tax expense (benefit)	(6,769)	(3,261)	201	8,770	(6,769)	(2,308)	12,863	22,107
EBITDA	$3,928	$(1,746,327)	$(29,011)	$(23,630)	$3,928	$(1,802,251)	$(54,371)	$449,895
Add (subtract):
Other-than-temporary impairment of available-for-sale securities	—	—	—	682	—	—	6,829	—
Write-off of deferred financing costs	—	—		—	—	—	30,846	—
Gain on debt extinguishment	—	—	—	—	—	—	—	(36,233)
Equity earnings in unconsolidated subsidiaries	(392)	—	—	—	(392)	—	—	—
Expenses to unconsolidated subsidiaries, net	1,198	—	—	—	1,198	—	—	—
Reorganization items	1,300	1,743,556	30,599	6,474	1,300	1,799,664	6,474	—
Adjusted EBITDA	$6,034	$(2,771)	$1,588	$(16,474)	$6,034	$(2,587)	$(10,222)	$413,662